Exhibit 99.1

FIRST QUARTER 2025 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2025 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2025 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $5.1 Billion Up 43% YoY	Diluted EPS[1] $3.54 Up 42% YoY	Total PCL[1] $1,050 Million PCL on loans ratio[1] up 7 bps[1] QoQ	ROE[1] 16.8% Up 370 bps YoY	CET1 Ratio[2] 13.2% Above regulatory requirements

Adjusted net income[3] $5.3 Billion Up 29% YoY	Adjusted Diluted EPS[3] $3.62 Up 27% YoY	Total ACL[1] $6.9 Billion ACL on loans ratio[1] up 4 bps QoQ	Adjusted ROE[3] 17.2% Up 230 bps YoY	LCR[4] 128% Unchanged from 128% last quarter

TORONTO, February 27, 2025 — Royal Bank of Canada5 (RY on TSX and NYSE) today reported record net income of $5.1 billion for the quarter ended January 31, 2025, up $1.5 billion or 43% from the prior year. Diluted EPS was $3.54, up 42% over the same period, reflecting growth across each of our business segments. The inclusion of HSBC Bank Canada (HSBC Canada) results6 increased net income by $214 million. Adjusted net income3 and adjusted diluted EPS3 of $5.3 billion and $3.62 were up 29% and 27%, respectively, from the prior year.

Our consolidated results reflect an increase in total PCL of $237 million from a year ago, mainly reflecting higher provisions in Commercial Banking, Wealth Management and Personal Banking, partially offset by lower provisions in Capital Markets. The PCL on loans ratio of 42 bps increased 5 bps from the prior year.

Pre-provision, pre-tax earnings3 of $7.5 billion were up $2.3 billion or 45% from last year. The inclusion of HSBC Canada results increased pre-provision, pre-tax earnings3 by $451 million. Excluding HSBC Canada results, pre-provision, pre-tax earnings3 increased 36% from last year, mainly due to higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, and higher revenue in Capital Markets driven by strength across Corporate & Investment Banking and Global Markets. Both segments also benefitted from the impact of foreign exchange translation. Higher net interest income reflecting strong average volume growth in Personal Banking and Commercial Banking and higher spreads in Personal Banking, also contributed to the increase. These factors were partially offset by higher expenses driven by higher variable compensation on improved results and continued investments in technology and talent across our businesses.

Compared to last quarter, net income was up 22% reflecting growth across each of our business segments. Adjusted net income3 was up 18% over the same period. Pre-provision, pre-tax earnings3 were up 24% as higher revenues more than offset expense growth. The PCL on loans ratio of 42 bps increased 7 bps from the prior quarter, mainly reflecting higher provisions in Wealth Management and Capital Markets. The PCL on impaired loans ratio1 was 39 bps, up 13 bps from the prior quarter, including one account in the other services sector that migrated from performing to impaired during the quarter. The PCL on performing loans ratio was 3 bps, down 6 bps from the prior quarter.

Our capital position remains robust, with a CET1 ratio2 of 13.2%, supporting solid volume growth, and $2.4 billion of capital returned to our shareholders through common share dividends and share buybacks.

“RBC’s first quarter exemplifies our commitment to staying ahead of our clients’ expectations in an increasingly complex world. In Q1, we delivered strong results and client-driven growth across our businesses, while prudently managing risk and making investments in technology and talent to position the bank for the future. At our upcoming Investor Day, we look forward to sharing more about how we plan to capitalize on our financial and strategic strength to elevate the value we create for our clients and shareholders.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Q1 2025 Compared to Q1 2024	Reported: • Net income of $5,131 million • Diluted EPS of $3.54 • ROE of 16.8% • CET1 ratio[2] of 13.2%	h 43% h 42% h 370 bps i 170 bps	Adjusted[3]: • Net income of $5,254 million • Diluted EPS of $3.62 • ROE of 17.2%	h 29% h 27% h 230 bps

Q1 2025 Compared to Q4 2024	• Net income of $5,131 million • Diluted EPS of $3.54 • ROE of 16.8% • CET1 ratio[2] of 13.2%	h 22% h 22% h 250 bps g unchanged	• Net income of $5,254 million • Diluted EPS of $3.62 • ROE of 17.2%	h 18% h 18% h 210 bps

1

See the Glossary section of our interim Management’s Discussion and Analysis dated February 26, 2025, for the three months ended January 31, 2025, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

2

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

3	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 4 to 5 of this Earnings Release.
4

The liquidity coverage ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our Q1 2025 Report to Shareholders.

5	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
6

On March 28, 2024, we completed the acquisition of HSBC Canada (HSBC Canada transaction). HSBC Canada results reflect revenue, PCL, non-interest expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of our Q1 2025 Report to Shareholders.

Personal Banking

Net income of $1,678 million increased $325 million or 24% from a year ago. The inclusion of HSBC Canada results increased net income by $91 million. Excluding HSBC Canada results, net income increased $234 million or 17%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 8% in deposits and 4% in loans in Personal Banking – Canada. Higher non-interest income also contributed to the increase. These factors were partially offset by higher non-interest expenses, primarily due to higher staff-related costs, including severance, higher professional fees and ongoing technology investments.

Compared to last quarter, net income increased $99 million or 6%, primarily driven by higher net interest income reflecting higher spreads supported by a favourable shift in product mix, and average volume growth of 1% in deposits and 1% in loans in Personal Banking - Canada.

Commercial Banking

Net income of $777 million increased $127 million or 20% from a year ago. The inclusion of HSBC Canada results increased net income by $73 million. Excluding HSBC Canada results, net income increased $54 million or 8%, primarily driven by higher net interest income reflecting average volume growth of 10% in loans and acceptances. The increase also includes the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in non-interest income, and average volume growth of 8% in deposits. These factors were partially offset by lower non-interest income, primarily in credit fees reflecting the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in net interest income as noted above, as well as higher non-interest expenses.

Compared to last quarter, net income remained relatively flat, as higher net interest income reflecting average volume growth of 1% in loans and acceptances and 1% in deposits, as well as higher non-interest income, was offset by higher PCL, mainly due to higher provisions on impaired loans in a few sectors.

Wealth Management

Net income of $980 million increased $316 million or 48% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. The prior year also included the cost of the Federal Deposit Insurance Corporation special assessment.

Compared to last quarter, net income increased $11 million or 1%, mainly reflecting revenue growth driven by higher fee-based client assets and net interest income. This was largely offset by higher expenses, primarily reflecting higher staff costs, including seasonally higher compensation, and higher PCL, which includes provisions related to the California wildfires.

Insurance

Net income of $272 million increased $52 million or 24% from a year ago, primarily due to higher insurance service result driven by the impact of reinsurance contract recaptures and improved claims experience across the majority of our products. Lower taxes reflecting changes in earnings mix also contributed to the increase. This was partially offset by lower insurance investment result, primarily reflecting higher favourable investment-related experience in the prior period on transition to IFRS 17.

Compared to last quarter, net income increased $110 million or 68%, primarily due to higher insurance service result driven by the impact of reinsurance contract recaptures, adjustments relating to deferred acquisition expenses in the prior period and improved claims experience.

Capital Markets

Net income of $1,432 million increased $278 million or 24% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking and Global Markets, as well as the impact of foreign exchange translation. These factors were partially offset by higher compensation on increased results and higher taxes including the impact of Pillar Two legislation and changes in earnings mix.

Compared to last quarter, net income increased $447 million or 45%, mainly due to higher revenue in Global Markets, reflecting higher fixed income, equity and foreign exchange trading revenue across most regions. Higher revenue in Corporate & Investment Banking also contributed to the increase. These factors were partially offset by higher compensation on increased results and higher taxes including the impact of Pillar Two legislation and changes in earnings mix.

Corporate Support

Net loss was $8 million for the current quarter.

Net loss was $247 million in the prior quarter, primarily due to the after-tax impact of HSBC Canada transaction and integration costs of $134 million, which is treated as a specified item. Residual unallocated costs also contributed to the net loss.

Net loss was $459 million in the prior year, primarily due to the after-tax impact of HSBC Canada transaction and integration costs of $218 million and the after-tax impact of management of closing capital volatility related to the HSBC Canada transaction of $207 million, both of which are treated as specified items.

Capital, Liquidity and Credit Quality

Capital – As at January 31, 2025, our CET1 ratio7 of 13.2% was unchanged from last quarter, as net internal capital generation was offset by RWA growth (excluding FX).

Liquidity – For the quarter ended January 31, 2025, the average LCR8 was 128%, which translates into a surplus of approximately $91 billion, compared to 128% and a surplus of approximately $86 billion in the prior quarter. Average LCR8 remained relatively stable from the prior quarter as growth in deposits and funding was largely offset by loan growth and securities and securities financing transactions.

NSFR9 as at January 31, 2025 was 115%, which translates into a surplus of approximately $143 billion, compared to 114% and a surplus of approximately $137 billion in the prior quarter. NSFR9 increased compared to the previous quarter, primarily due to an increase in wholesale funding, lower funding requirements on securities and securities financing transactions, and growth in the bank’s book capital as well as in deposits, partially offset by loan growth.

Credit Quality

Q1 2025 vs. Q1 2024

Total PCL of $1,050 million increased $237 million or 29% from a year ago, mainly due to higher provisions in Commercial Banking, Wealth Management and Personal Banking, partially offset by lower provisions in Capital Markets. The PCL on loans ratio of 42 bps increased 5 bps. The PCL on impaired loans ratio of 39 bps increased 8 bps.

PCL on performing loans of $68 million decreased $65 million or 49%, mainly due to migration to impaired in Capital Markets, partially offset by unfavourable changes to credit quality and portfolio growth.

PCL on impaired loans of $985 million increased $300 million or 44%, primarily due to higher provisions in Commercial Banking, Personal Banking and Capital Markets.

Q1 2025 vs. Q4 2024

Total PCL increased $210 million or 25% from last quarter, mainly reflecting provisions taken in the current quarter in Wealth Management, as compared to releases of provisions last quarter and higher provisions in Capital Markets. The PCL on loans ratio increased 7 bps. The PCL on impaired loans ratio increased 13 bps.

PCL on performing loans decreased $140 million or 67%, mainly due to lower unfavourable changes in credit quality and migration to impaired in Capital Markets, partially offset by lower favourable changes to our macroeconomic forecast and portfolio growth.

PCL on impaired loans increased $345 million or 54%, primarily due to higher provisions in Capital Markets, Commercial Banking and Personal Banking.

7	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s CAR guideline.
8	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q1 2025 Report to Shareholders.
9	The Net Stable Funding Ratio (NSFR) is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our Q1 2025 Report to Shareholders.

Key Performance and Non-GAAP Measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2025 with the corresponding period in the prior year and the three months ended October 31, 2024. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. The following table provides a reconciliation of our reported results to pre-provision, pre-tax earnings and illustrates the calculation of pre-provision, pre-tax earnings presented:

	For the three months ended
(Millions of Canadian dollars)	January 31 2025	October 31 2024	January 31 2024
Net income	$5,131	$4,222	$3,582
Add: Income taxes	1,302	993	766
Add: PCL	1,050	840	813
Pre-provision, pre-tax earnings (1)	$7,483	$6,055	$5,161

(1)

For the three months ended January 31, 2025, pre-provision, pre-tax earnings excluding HSBC Canada results of $7,032 million is calculated as pre-provision, pre-tax earnings of $7,483 million less net income of $214 million, income taxes of $82 million, and PCL of $155 million.

Adjusted results

We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses.

Our results for all reported periods were adjusted for the following specified item:

•	HSBC Canada transaction and integration costs.

Our results for the three months ended January 31, 2024 were adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction.

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

Consolidated results, reported and adjusted
	As at or for the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2025	October 31 2024	January 31 2024
Total revenue	$16,739	$15,074	$13,485
PCL	1,050	840	813
Non-interest expense	9,256	9,019	8,324
Income before income taxes	6,433	5,215	4,348
Income taxes	1,302	993	766
Net income	$5,131	$4,222	$3,582
Net income available to common shareholders	$5,011	$4,128	$3,522
Average number of common shares (thousands)	1,413,937	1,414,460	1,406,324
Basic earnings per share (in dollars)	$3.54	$2.92	$2.50
Average number of diluted common shares (thousands)	1,416,502	1,416,829	1,407,641
Diluted earnings per share (in dollars)	$3.54	$2.91	$2.50
ROE	16.8%	14.3%	13.1%
Effective income tax rate	20.2%	19.0%	17.6%
Total adjusting items impacting net income (before-tax)	$165	$298	$631
Specified item: HSBC Canada transaction and integration costs (1), (2)	12	177	265
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	286
Amortization of acquisition-related intangibles (3)	153	121	80
Total income taxes for adjusting items impacting net income	$42	$81	$147
Specified item: HSBC Canada transaction and integration costs (1)	6	43	47
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	79
Amortization of acquisition-related intangibles (3)	36	38	21
Adjusted results (4)
Income before income taxes - adjusted	$6,598	$5,513	$4,979
Income taxes - adjusted	1,344	1,074	913
Net income - adjusted	5,254	4,439	4,066
Net income available to common shareholders - adjusted	5,134	4,345	4,006
Average number of common shares (thousands)	1,413,937	1,414,460	1,406,324
Basic earnings per share (in dollars) - adjusted (4)	$3.63	$3.07	$2.85
Average number of diluted common shares (thousands)	1,416,502	1,416,829	1,407,641
Diluted earnings per share (in dollars) - adjusted (4)	$3.62	$3.07	$2.85
ROE - adjusted (4)	17.2%	15.1%	14.9%
Effective income tax rate - adjusted (4)	20.4%	19.5%	18.3%

(1)	These amounts have been recognized in Corporate Support.
(2)	As at January 31, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion.
(3)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)

See the Glossary section of our interim Management’s Discussion and Analysis dated February 26, 2025, for the three months ended January 31, 2025, available at https://www.sedarplus.com/, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Additional information about ROE and other key performance and non-GAAP measures and ratios can be found under the Key performance and non-GAAP measures section of our Q1 2025 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, and other risks discussed in the risk sections of our 2024 Annual Report and the Risk management section of our Q1 2025 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q1 2025 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2024 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2025 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report and the Risk management section of our Q1 2025 Report to Shareholders, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2025 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for February 27, 2025 at 8:30 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 5693723#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from February 27, 2025 until May 28, 2025 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 6992661#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

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